UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A/A

AMENDMENT NO. 2

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

INTEROIL CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Yukon Territory, Canada	None
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)
Level 3
42-52 Abbott Street
Cairns, Australia	Queensland 4870
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: N/A.

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Common Shares, no par value per share	New York Stock Exchange

Securities to be registered under Section 12(g) of the Act: None.

This Form 8-A/A Amendment No. 2 amends and restates the information set forth in the Registration Statement on Form 8-A/A, filed on July 9, 2010 by InterOil Corporation.

Item 1. Description of the Registrant’s Securities to be Registered.

Item 1 of this Form 8-A/A is amended and restated in its entirety by substituting the following:

The description of the Common Shares, no par value per share (“Common Shares”), of InterOil Corporation (“InterOil” or the “Registrant”), is set forth below. The Common Shares trade on the New York Stock Exchange under the symbol “IOC”.

Authorized Capital

The Registrant’s authorized capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. As of May 14, 2013, 48,708,189 Common Shares and no preferred shares were issued and outstanding.

Common Shares

Holders of Common Shares are entitled to one vote for each Common Share held at any meeting of shareholders and to receive, out of all profits or surplus available for dividends, any dividends declared by the Registrant on the Common Shares, and to receive any of the remaining property of the Registrant in the event of its liquidation, dissolution or winding up, whether voluntary or involuntary.

Shareholder Rights Plan

InterOil initially adopted a shareholder rights plan on May 28, 2007, which was approved by the holders (“Shareholders”) of Common Shares at the annual and special meeting of Shareholders held on June 25, 2007, and which agreement was subsequently amended on June 25, 2010 and ratified by the Shareholders at the annual and special meeting of the Shareholders held on June 25, 2010 (the “Original Rights Plan”).

The Original Rights Plan will expire on the close of business on May 29, 2013 in accordance with the provisions of the Original Shareholder Rights Plan. The Board, in the exercise of its fiduciary duties to the Corporation, determined that it was, and continues to be, advisable to maintain a shareholder rights plan and, in this regard, InterOil and Computershare Investor Services Inc., as rights agent, entered into a new shareholder rights plan agreement on April 24, 2013 (the “New Rights Plan”), which New Rights Plan will become effective on May 29, 2013 concurrent with the termination of the Original Rights Plan.

Shareholder approval of the New Rights Plan is required under the terms of the New Rights Plan. To pass, the ordinary resolution (the “Rights Plan Resolution”) in respect of the New Rights Plan to be considered by the Shareholders at the annual and special meeting of the Shareholders, including all adjournments thereof (“Meeting”) to be held on June 24, 2013, must be approved by a majority of the votes cast by Shareholders and a majority of the “Independent Shareholders” (as such term is defined in the New Rights Plan). InterOil is not currently aware of any Shareholder whose votes will be ineligible to be counted towards the Rights Plan Resolution to approve the New Rights Plan or any Shareholder which would not qualify as an Independent Shareholder.

If the New Rights Plan is not ratified by Shareholders at Meeting, the New Rights Plan shall terminate as at the termination of the Meeting, and all outstanding Rights issued under the New Rights Plan shall terminate and be of no further force and effect as at and after the termination of the Meeting.

Summary of Shareholder Rights Plan

The following summary of the New Rights Plan, the terms and conditions of which are set forth in the shareholder rights plan agreement between InterOil Corporation and Computershare Trust Company of Canada (the “Rights Agent”) made as of April 24, 2013, is qualified in its entirety by reference to the complete text of such agreement, which is filed as Exhibit 4.5 to this Registration Statement. For greater certainty, such shareholder rights plan agreement, as amended and restated, shall govern in the event of any conflict between the provisions thereof and this summary.

Definitions

“Common Shares” means the common shares in the share capital of InterOil entitled to vote.

“Convertible Security” means a security convertible, exercisable or exchangeable into a Common Share.

“Independent Shareholders” means holders of Voting Shares other than:

(a)	any Acquiring Person (as defined below);
(b)	any Offeror (as defined below) other than investment advisors, trust companies, statutory bodies who business includes the management of funds and administrators or trustees of registered pension plans or funds and agents or agencies of the Crown;
(c)	any affiliate or associate of such Acquiring Person or Offeror;
(d)	any person acting jointly or in concert with such Acquiring Person or Offeror; and
(e)	any employee benefit plan, stock purchase plan, deferred profit sharing plan, and any other similar plan or trust for the benefit of employees of InterOil or a subsidiary of InterOil, unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted or direct whether the Common Shares are to be tendered to a Take-over Bid (as defined below).

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“Offer to Acquire” includes:

(a)	an offer to purchase or a solicitation of an offer to sell or a public announcement of an intention to make such an offer or solicitation; and
(b)	an acceptance of an offer to sell, whether or not such offer to sell has been solicited, or any combination thereof, and the person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the person that made the offer to sell.

“Offeror” means a person who has announced a current intention to make or who is making a Take-over Bid, but only so long as the Take-over Bid so announced or made has not been withdrawn or terminated or has not expired.

“Take-over Bid” means an Offer to Acquire Common Shares or Convertible Securities where the Common Shares subject to the Offer to Acquire together with the Common Shares into or for which the securities subject to the Offer to Acquire are convertible or exchangeable and the Common Shares Beneficially Owned as at the date of the Offer to Acquire, constitute in the aggregate 20% or more of the outstanding Common Shares at the date of the Offer to Acquire.

Term

If approved at the Meeting, the New Rights Plan will continue to be effective and (subject to earlier termination in accordance with its terms) will remain in effect until the Expiration Time, which is defined as the earliest of: (i) the date on which Rights (as defined below) are redeemed (the “Termination Time”); and (ii) the termination of the annual meeting of Shareholders in the year 2016 (unless the term of the New Rights Plan agreement is extended beyond such date by resolution of the holders of Common Shares) or if the continued existence of the New Rights Plan agreement is ratified at such annual meeting by resolution passed by a majority of votes cast by holders of Common Shares voting as a group and Independent Shareholders voting as a group.

Issue of Rights

One right (a “Right”) was issued by InterOil for each Common Share that was outstanding at the close of business on May 29, 2013, being the effective date of the New Rights Plan (the “Effective Date”), and for each additional Common Share that has been issued since the Effective Date. One Right will be issued for each additional Common Share issued following the continuation of the New Rights Plan and prior to the earlier of the Separation Time (as defined below) and the Expiration Time.

The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per Common Share unless the Rights separate from the underlying Common Shares in connection with which they were issued and become exercisable or are exercised.

The issuance of the Rights will also not change the manner in which Shareholders currently trade their Common Shares, and is not intended to interfere with InterOil’s ability to undertake equity offerings in the future.

Separation Time / Ability to Exercise Rights

The Rights are not exercisable, and are not separable from the Common Shares until the “Separation Time”, being the close of business on the tenth trading day after the earlier of the date a person becomes an Acquiring Person or the date a person commences or announces an intention to make a Take-over Bid that does not qualify as a Permitted Bid (as defined below), the date on which a Permitted Bid ceases or such later time as the board may determine.

Acquiring Person

A person will be considered to be an Acquiring Person, if it acquires beneficial ownership of 20% or more of the outstanding Common Shares, other than persons who acquire beneficial ownership of 20% or more of the outstanding Common Shares pursuant to certain transactions.

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Consequences of a Flip-in Event

A “Flip-in Event” refers to any transaction or event pursuant to which a person becomes an Acquiring Person.

Following the occurrence of a Flip-in Event that the Board has not waived the application of the New Rights Plan to, each Right held by:

•	an Acquiring Person (or any of its associates, affiliates or joint actors) on or after the earlier of the Separation Time or the first date of public announcement that an Acquiring Person has become such, shall become null and void; and

•	any other Shareholder shall be entitled to purchase additional Common Shares at a substantial discount to their prevailing market price at the time.

Permitted Bid Requirements

An Offeror may make a Take-over Bid for InterOil without becoming an Acquiring Person (and therefore subject to the consequences of a Flip-in Event described above) if it makes a Take-over Bid (a “Permitted Bid”) that meets certain requirements, including that the bid must be:

•	made pursuant to a formal take-over bid circular under applicable securities legislation;

•	made to all registered holders of Common Shares (other than the Offeror); and

•	subject to irrevocable and unqualified provisions that:

o	the bid will remain open for acceptance for at least 60 days from the date of the bid;

o	the bid will be subject to a minimum tender condition of more than 50% of the Common Shares held by Independent Shareholders; and

o	the bid will be extended for at least 10 business days if more than 50% of the Common Shares held by Independent Shareholders are deposited to the bid (and the Offeror shall make a public announcement of that fact).

A competing Take-over Bid that is made while a Permitted Bid is outstanding and satisfies all of the criteria for Permitted Bid status, except that it may expire on the same date (which may be less than 60 days after such bid is commenced) as the Permitted Bid that is outstanding (subject to the current statutory minimum bid period of 35 days from commencement), will be considered to be a “Permitted Bid” for the purposes of the New Rights Plan.

Permitted Lock-Up Agreement

A person will not become an Acquiring Person by reason of entering into an agreement (a “Permitted Lock-Up Agreement”) with a Shareholder pursuant to which the Shareholder (the “Locked-Up Person”) agrees to deposit or tender its Common Shares to a Take-over Bid (the “Lock-Up Bid”) made by that person, provided that the agreement meets certain requirements, including that:

•	the terms of the agreement are publicly disclosed and a copy is publicly available;
•	the Locked-Up Person can terminate its obligation under the agreement in order to tender its Common Shares to another Take-over Bid or transaction where:
o	the offer price or value of the consideration payable is (A) greater than the price or value of the consideration per Common Share under the Lock-Up Bid or (B) equal to or greater than a specified minimum, which cannot be more than 107% of the offer price under the Lock-Up Bid; and

o	if less than 100% of the number of outstanding Common Shares held by Independent Shareholders are offered to be purchased under the Lock-Up Bid, the number of Common Shares offered to be purchased under the other Take-over Bid or transaction (at an offer price not lower than pursuant to the Lock-Up Bid) is (A) greater than the number offered to be purchased under the Lock-Up Bid or (B) equal to or greater than a specified number, which cannot be more than 107% of the number offered to be purchased under the Lock-Up Bid; and

•	if the Locked-Up Person fails to deposit its Common Shares to the Lock-Up Bid, no “break fees” or other penalties that exceed, in the aggregate, the greater of (A) 2.5% of the price or value of the consideration payable under the Lock-Up Bid and (B) 50% of the increase in consideration resulting from another Take-over Bid or transaction, shall be payable by the Locked-Up Person.

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Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by a legend imprinted on share certificates representing Common Shares issued after the Effective Date.

From and after the Separation Time, Rights will be evidenced by separate certificates.

Before the Separation Time, Rights will trade together with, and will not be transferable separately from, the Common Shares in connection with which they were issued. From and after the Separation Time, Rights will be transferable separately from the Common Shares.

Waiver

A potential Offeror for InterOil that does not wish to make a Permitted Bid can nevertheless negotiate with the Board to make a formal Take-over Bid on terms that the Board considers fair to all Shareholders, in which case the Board may waive the application of the New Rights Plan. Any waiver of the New Rights Plan in respect of a particular Take-over Bid will constitute a waiver of the New Rights Plan in respect of any other formal Take-over Bid made while the initial bid is outstanding.

The Board may also waive the application of the New Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered the Flip-in Event thereafter reduces its beneficial holdings below 20% of the outstanding Common Shares within 14 days or such other date as the Board may determine.

With Shareholder approval, the Board may waive the application of the New Rights Plan to any other Flip-in Event prior to its occurrence.

Redemption

Rights are deemed to be redeemed following completion of a Permitted Bid (including a competing Permitted Bid) or any other Take-over Bid in respect of which the board has waived the application of our shareholder rights plan.

With Shareholder approval, the Board may also, prior to the occurrence of a Flip-in Event, elect to redeem all (but not less than all) of the then outstanding Rights at a nominal redemption price of $0.00001 per Right.

Exemptions for Investment Advisors, etc.

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds and agents or agencies of the Crown which acquire more than 20% of the outstanding Common Shares are effectively exempted (through the definition of “beneficial ownership” under the New Rights Plan) from triggering a Flip-in Event provided that they are not in fact making, either alone or jointly or in concert with any other person, a Take-over Bid.

Directors’ Duties

The adoption of the New Rights Plan will not in any way lessen or affect the duty of the directors of InterOil to act honestly and in good faith with a view to the best interests of InterOil. In the event of a Take-over Bid or any other such proposal, the Board will continue to have the duty to take such actions and make such recommendations to Shareholders as are considered appropriate.

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Amendments

InterOil may, prior to the Meeting, amend the New Rights Plan without Shareholder approval. If the New Rights Plan is approved at the Meeting, any such amendments will thereafter be subject to the approval of a majority of Shareholders voting as a group and Independent Shareholders voting as a group at the applicable meeting of shareholders, unless to correct any clerical or typographical error or (subject to confirmation at the next meeting of Shareholders) make amendments that are necessary to maintain the New Rights Plan’s validity as a result of changes in applicable legislation, rules or regulations.

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Item 2. Exhibits.

The following documents are filed as exhibits hereto:

Exhibit
Number	Description
4.1	Articles of Continuance of the Registrant (incorporated by reference to Appendix B of Exhibit 99.1 of the Registrant’s Report of Foreign Private Issuer on Form 6-K filed June 1, 2007).
4.2	Articles of Amendment (Schedule of Series Provisions Series A Preferred Shares) to Articles of Continuance of the Registrant (incorporated by reference to Exhibit 99.1 of the Registrant’s Report of Foreign Private Issuer on Form 6-K filed November 27, 2007).
4.3	By-Law No. 1 of the Registrant (incorporated by reference to Exhibit 99.1 of the Registrant’s Report of Foreign Private Issuer on Form 6-K filed May 7, 2013).
4.4	By-Law No. 2 of the Registrant (incorporated by reference to Exhibit 99.2 of the Registrant’s Report of Foreign Private Issuer on Form 6-K filed May 7, 2013).
4.5	Shareholder Rights Plan Agreement dated as of April 24, 2013, between the Registrant and Computershare Investor Services Inc., as Rights Agent (incorporated by reference to Exhibit 99.3 of the Registrant’s Report of Foreign Private Issuer on Form 6-K filed May 7, 2013).
4.6	Specimen Stock Certificate of the Registrant’s Common Shares (incorporated by reference to Exhibit of the Registrant’s registration of securities on Form 8-A filed March 27, 2009).
4.7	Form of Rights Certificate (attached as Schedule A to the Shareholder Rights Plan Agreement filed as Exhibit 4.5).

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: May 28, 2013	INTEROIL CORPORATION
	By:	/s/ Gaylen J. Byker
Gaylen J. Byker
Interim Chief Executive Officer

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EXHIBIT INDEX

Exhibit
Number	Description
4.1	Articles of Continuance of the Registrant (incorporated by reference to Appendix B of Exhibit 99.1 of the Registrant’s Report of Foreign Private Issuer on Form 6-K filed June 1, 2007).
4.2	Articles of Amendment (Schedule of Series Provisions Series A Preferred Shares) to Articles of Continuance of the Registrant (incorporated by reference to Exhibit 99.1 of the Registrant’s Report of Foreign Private Issuer on Form 6-K filed November 27, 2007).
4.3	By-Law No. 1 of the Registrant (incorporated by reference to Exhibit 99.1 of the Registrant’s Report of Foreign Private Issuer on Form 6-K filed May 7, 2013).
4.4	By-Law No. 2 of the Registrant (incorporated by reference to Exhibit 99.2 of the Registrant’s Report of Foreign Private Issuer on Form 6-K filed May 7, 2013).
4.5	Shareholder Rights Plan Agreement dated as of April 24, 2013, between the Registrant and Computershare Investor Services Inc., as Rights Agent (incorporated by reference to Exhibit 99.3 of the Registrant’s Report of Foreign Private Issuer on Form 6-K filed May 7, 2013).
4.6	Specimen Stock Certificate of the Registrant’s Common Shares (incorporated by reference to Exhibit of the Registrant’s registration of securities on Form 8-A filed March 27, 2009).
4.7	Form of Rights Certificate (attached as Schedule A to the Shareholder Rights Plan Agreement filed as Exhibit 4.5).

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